Filed Pursuant to Rule 253(g)(2)

File No. 024-11105

Fundrise eREIT XIV, LLC

SUPPLEMENT NO. 23 DATED November 30, 2021

TO THE OFFERING CIRCULAR DATED December 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (“we”, “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On November 29, 2021, the Manager of the Company declared a daily distribution of $0.0015068493 per share (the “December 2021 Daily Distribution Amount”) (which equates to approximately 5.35% on an annualized basis calculated at the current rate, assuming a $10.28 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on December 1, 2021 and ending on December 31, 2021 (the “December 2021 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the December 2021 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2022. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.